Exhibit 99.1

KINGSWAY ANNOUNCES PRELIMINARY FOURTH QUARTER 2010 RESULTS

TORONTO, March 23 /CNW/ - (TSX:KFS) (NYSE:KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced that it expects to report a fourth quarter decline in shareholders' equity of approximately $55 million, or approximately $1.06 per share, primarily due to loss reserve strengthening; non-cash impairments and adjustments; the operations and disposition of American Country Insurance Company and American Service Insurance Company, Inc.; and other results of operations.  These results are unaudited and are subject to further management review.  Additional details will be provided when the Company releases its 2010 results, currently scheduled for March 30, 2011.  All amounts contained within this press release are in U.S. dollars.

The Company projects:

•	approximately $21 million of loss reserve strengthening in its insurance companies, primarily in Universal Casualty Company, related to periods prior to fourth quarter 2010;
•	approximately $10 million of non-cash impairments and adjustments to certain operating assets and liabilities;
•	approximately $9 million relating to the disposition and fourth quarter operating results of American Country Insurance Company and American Service Insurance Company, Inc.; and
•	the remainder of the expected decline will result from fourth quarter results of operations and expenses of the holding company including interest expense.

"These results are disappointing but reflect the continued restructuring that is required to move forward," said Larry G. Swets, Jr., Kingsway's President and Chief Executive Officer.  "Immediate action was taken in the fourth quarter to address the operating results, and we feel confident our business units are now focused solely on profitability.  We still remain challenged by operational profitability, corporate overhead expense and interest expense.  We will continue to address these challenges with further strategic actions."

Effective with the release of its first quarter 2011 financial results, Kingsway will be required to report under the principles of International Financial Reporting Standards, or IFRS.  Under IFRS, the Company will record its outstanding debt at fair market value rather than cost.  Based upon market data available at the time of today's release, the Company estimates the difference between debt at cost and debt at fair market value to be approximately $50 million. The Company's anticipated December 31, 2010 book value per share will be approximately $1.82, but, after reporting under IFRS, book value per share is expected to increase by approximately $0.97 before taking into account the effect of income taxes on the fair value adjustment.  This would result in pro forma book value per share of approximately $2.79 before any potential income tax effects.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

CO: Kingsway Financial Services Inc.

CNW 06:05e 23-MAR-11